UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2025
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _________to_________.
Commission file number 001-39916

DREAM FINDERS HOMES 401(k) PLAN
(Full title of the plan)

DREAM FINDERS HOMES, INC.
(Name of the issuer of the securities held pursuant to the plan)

14701 Philips Highway
Suite 300
Jacksonville, FL 32256
(Address of the plan and address of issuer's principal offices)

Dream Finders Homes 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants of the Dream Finders Homes 401(k) Plan
Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Dream Finders Homes 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.
Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ennis, Pellum & Associates, PLLC

We have served as the Plan’s auditor since 2025.

Jacksonville, Florida
June 11, 2026

Dream Finders Homes 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2025	December 31, 2024
Assets
Investments at fair value	$132,626,493	$96,447,500

Receivables:
Employer contributions	576,003	673,639
Notes receivable from participants	1,731,578	1,078,153
Total receivables	2,307,581	1,751,792
Total assets	134,934,074	98,199,292
Net assets available for benefits	$134,934,074	$98,199,292

See accompanying notes to the financial statements.

Dream Finders Homes 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Additions to net assets attributed to:	Year Ended December 31, 2025
Net appreciation in fair value of investments	$12,491,514
Dividend and interest income	6,898,386
Contributions:
Employer	7,686,388
Participant	15,270,943
Rollover	3,027,543
Total contributions	25,984,874
Total additions	45,374,774

Deductions from net assets attributed to:
Benefits paid to participants	15,984,565
Administrative expenses	350,723
Total deductions	16,335,288

Net increase in net assets prior to transfers	29,039,486
Transfers from other plans	7,695,296
Net increase in net assets available for benefits	36,734,782

Net assets available for benefits:
Beginning of year	98,199,292
End of year	$134,934,074

See accompanying notes to the financial statements.

Dream Finders Homes 401(k) Plan
Notes to Financial Statements
1.    Description of Plan
The following description of the Dream Finders Homes 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and related materials for a more complete description of the provisions of the Plan.
General
The Plan was established by Dream Finders Homes, Inc. (the “Company”) on January 1, 2014. The Plan is a defined contribution plan for the benefit of eligible employees of the Company. Employees may begin participating the first day of the month after two months of continuous employment as long as they have attained the age of 18. The Plan is administered by the Benefit Investments Committee (the “Committee” or “Plan Administrator”) and the trustee for the Plan is Reliance Trust Company (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
For the year ended December 31, 2025, the Plan adopted a voluntary provision under the Setting Every Community Up for Retirement Enhancement 2.0 Act of 2022 (the “SECURE 2.0 Act”), as discussed below. The SECURE 2.0 Act is legislation designed to enhance retirement savings and update the regulatory framework for qualified retirement plans.
Contributions
Participants may contribute pre-tax or after-tax salary deferrals to the Plan, as defined by the Plan and subject to certain limitations set by the Internal Revenue Code (the “Code”). The Plan includes an automatic enrollment program known as a qualified automatic contribution arrangement (“QACA”). Under the QACA, employee pre-tax salary deferrals are automatically withheld unless the employee opts out or makes changes to the program. In addition, employees who have reached the age of 50 by the end of the Plan year may make catch-up contributions up to limits defined by the Code. Effective January 1, 2025, the Plan permitted the optional provision under the SECURE 2.0 Act that allows enhanced catch-up contributions for eligible participants ages 60 through 63. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”).
The Company makes matching safe harbor contributions equal to 100% of the first 2% of eligible Plan compensation and 50% of the next 4% of eligible Plan compensation. The Plan also permits discretionary contributions.
Participant Accounts
Each participant’s account is credited or debited with the participant’s contributions, as well as with any Company contributions, rollover contributions, fees, expenses and allocations of investment earnings or losses. The participant is entitled to the benefit derived from the participant’s vested account balance.
Vesting
Participant salary deferral contributions and certain other contributions as defined by the Plan document are immediately vested. Company safe harbor contributions and related earnings are 100% vested after two years of service. Discretionary contributions, if any, are subject to a six-year vesting schedule.
Investment Options
Participants may direct the Plan to invest funds in their account to the available options within the Plan. Participants may direct up to 25% of their account to invest in the stock fund of the Company (“Dream Finders Homes Stock Fund”). The Plan currently offers investments in various money market and mutual funds, a stable value collective trust and shares of the common stock of the Company held in the Dream Finders Homes Stock Fund.
Forfeitures
In the event that a participant’s employment is terminated, non-vested amounts in the Plan will be forfeited. Forfeited balances are used to reduce employer contributions or to pay administrative expenses for the Plan.

During the year ended December 31, 2025, forfeitures totaling $441,656 were used to reduce employer contributions and $46,930 were used to reduce Plan expenses. As of December 31, 2025 and 2024, there were forfeited non-vested accounts totaling $188,741 and $67,998, respectively.
Payment of Benefits
In accordance with the provisions of the Plan, upon termination of service due to death, disability, retirement or other reasons, a participant will receive a lump-sum distribution equal to the value of their vested account balance if that balance does not exceed $7,000. If the vested account balance exceeds $7,000, the participant may elect to receive the distribution as a lump-sum, through partial withdrawals or in installment payments.
Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.
Expenses
Administrative expenses of the Plan may be paid by the Company or the Plan. Unless paid by the Company, administrative expenses are charged to participant accounts based on the nature of the expense or allocated to participant accounts proportionally based on the value of the account balances.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.
Notes Receivable from Participants
Participants may borrow up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of $50,000. A participant may only have one active loan at a time. The loans are secured by the balance in the participant’s account. Generally, the term of the loan may not exceed five years. However, if the loan is for the purchase of a principal residence, the term may be up to 15 years. The loan interest rate is set at 1% above the prime rate as published in The Wall Street Journal on the 14th day of every month. Principal and interest are paid ratably through bi-weekly payroll deductions. As of December 31, 2025, notes receivable from participants were subject to interest rates ranging from 4.25% to 10.50%.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are based on information provided to Plan management by the Trustee.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The investments of the Plan are reported at fair value. The net appreciation or depreciation in the fair value of investments includes realized gains and losses on investments sold during the year, in addition to unrealized changes in the fair value of investments. Purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of the investment return for such investments.

Contributions
Contributions from Plan participants and the related matching contributions from the Company are recorded in the year in which the employee contributions are withheld from employee compensation.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Loans in default are deemed distributions from the Plan to the participant.
Payment of Benefits
Benefits are recorded when paid.
3.    Acquisitions
On January 23, 2025, the Company completed its acquisition of the majority of the homebuilding assets of Liberty Communities, LLC (“Liberty Communities”). The Liberty Communities 401(k) plan was not merged into the Plan.
On March 4, 2025, the Company acquired Cherry Creek Mortgage, LLC, which did not have an active employee benefit plan as of the date of acquisition.
On April 18, 2025, the Company acquired Alliant National Title Insurance Company, Inc. and a related affiliate (collectively, “Alliant Title”). Effective July 1, 2025, the Alliant National Title Insurance Company Inc. Retirement Plan (“Alliant Plan”) was merged into the Plan. As a result, the assets from the Alliant Plan were transferred to the Plan. Participant accounts totaling $7,439,879 and outstanding participant loans of $255,417 were transferred into the Plan and were recorded as transfers from other plans in the Statement of Changes in Net Assets Available for Benefits. The transfer of all Alliant Plan assets to the Plan was completed on July 21, 2025.
On May 2, 2025, the Company completed its acquisition of the majority of the homebuilding assets of Green River Builders, Inc. (“Green River Builders”). The Green River Builders 401(k) plan was not merged into the Plan.
Acquired employees are subject to the provisions of the Plan based on the later of the date of acquisition or the effective date of the plan merger, as applicable. The Plan provisions allow for the acquired employees to satisfy continuous employment eligibility requirements based on their previous employment with the acquired company.
4.    Fair Value Measurements
Fair value represents the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined using a fair value hierarchy established by U.S. GAAP, based on the inputs used to measure fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets and liabilities. Level 2 inputs are inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable and significant to the fair value. The methods used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.
The following table represents the investments measured at fair value as of December 31, 2025 and 2024, with respect to the established fair value hierarchy level:

		December 31,
	Level	2025	2024

Investments in registered investment companies	1	$129,611,824	$93,555,373
Dream Finders Homes Stock Fund	1	562,353	569,112
Collective trust	see below	2,452,316	2,323,015
Total investments measured at fair value		$132,626,493	$96,447,500

The fair value of investments in registered investment companies—such as money market and mutual funds—and in the Dream Finders Homes Stock Fund—comprised of common stock of the Company and cash—are determined based on quoted market prices in active markets. The fair value of participation units held in the collective trust are measured based on the net asset value (“NAV”) per unit practical expedient and, as a result, have not been classified in the fair value hierarchy. The collective trust provides for daily redemptions by the Plan at reported NAV per unit, with no advance notice requirement. The collective trust in which the Company invests has no withdrawal restrictions for participant-initiated or Plan sponsor withdrawals.
See Schedule H, Line 4i herein for a list of all investments in registered investment companies, the Dream Finders Homes Stock Fund and the collective trust.
5.    Income Tax Status
The Internal Revenue Service issued a determination letter dated October 6, 2020 stating that the Plan was in accordance with the applicable plan design requirements as of that date. Since the date of the determination letter, the Plan has been amended. The Plan Administrator believes the Plan, as adopted and amended, is designed and operating in compliance with the applicable requirements of the Code and, therefore, the Plan remains qualified and tax-exempt for the periods presented.
U.S GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that, more likely than not, would be sustained upon examination by the U.S. federal, state or local tax authorities. As of December 31, 2025 and 2024, management has concluded that there were no uncertain tax positions taken that require recognition of a liability (or asset) in the accompanying financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.    Risks and Uncertainties
The Plan invests in a combination of investment securities which are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net assets Available for Benefits.
Four investments comprised approximately 14%, 12%, 11%, and 10% of investments at fair value as of December 31, 2025. Four investments comprised approximately 14%, 12%, 12% and 10% of investments at fair value as of December 31, 2024.
7.    Party In Interest and Related Party Transactions
Automatic Data Processing, Inc. (“ADP”) is the recordkeeper of the Plan. The Plan also utilizes the services of an investment advisory group and a plan auditor. These providers receive payments from the Plan, which are included in administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits and, therefore, are considered parties in interest to the Plan.
As described in Note 1, Description of Plan and Note 4, Fair Value Measurements, Plan investments also include shares of the common stock of the Company held in the Dream Finders Homes Stock Fund. Additionally, the Plan issues notes to participants, which are secured by the balances in those participants’ accounts. These transactions qualify as party in interest transactions.
8.    Subsequent Events
Management has evaluated subsequent events through the date the financial statements were issued and determined that there were no material events requiring recognition or disclosure.

Dream Finders Homes 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2025
EIN:27-0528991
Plan No. 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost **	Current value
	500 Index Fund	Mutual fund		$9,276,114
	American Balanced Fund	Mutual fund		687,960
	American Funds 2010 TD	Mutual fund		288,736
	American Funds 2015 TD	Mutual fund		732,404
	American Funds 2020 TD	Mutual fund		1,179,128
	American Funds 2025 TD	Mutual fund		5,438,241
	American Funds 2030 TD	Mutual fund		13,318,397
	American Funds 2035 TD	Mutual fund		15,366,489
	American Funds 2040 TD	Mutual fund		18,453,343
	American Funds 2045 TD	Mutual fund		16,353,479
	American Funds 2050 TD	Mutual fund		7,925,194
	American Funds 2055 TD	Mutual fund		8,279,125
	American Funds 2060 TD	Mutual fund		6,296,846
	American Funds 2065 TD	Mutual fund		2,307,971
	Capital World Bond Fund	Mutual fund		77,119
	Cohen & Steers Real Estate	Mutual fund		308,307
	DFA International Value	Mutual fund		660,723
	Fidelity Advisor Total Bond	Mutual fund		204,913
	Fidelity ContraFund	Mutual fund		3,450,106
	Fidelity Mid Cap Index Fund	Mutual fund		1,518,256
	Investment Company of America	Mutual fund		697,743
	Janus Henderson Triton Fund	Mutual fund		318,194
	MFS Mid Cap Growth Fund	Mutual fund		190,496
	New Perspective Fund	Mutual fund		398,350
	New World Fund	Mutual fund		377,303
	T. Rowe Price Sci & Tech	Mutual fund		3,769,144
	Nuveen Small-Cap Blend Idx	Mutual fund		295,790
	Vanguard Growth Index Fund	Mutual fund		3,997,171
	Vanguard Mid-Cap Value ETF	Mutual fund		365,548
	Vanguard Small Cap Value Index	Mutual fund		989,820
	Vanguard Tot Wld Stk Index ETF	Mutual fund		1,385,067
	Vanguard Total Bond Market Idx	Mutual fund		731,383
	Vanguard Value Index Fund	Mutual fund		2,124,952
	Washington Mutual Investors	Mutual fund		354,178
	J.P. Morgan Money Market Fund	Money market fund		1,493,834
*	Dream Finders Homes Stock Fund	Common stock		562,353
	Reliance MetLife Stable Value	Collective trust		2,452,316
				132,626,493
*	Notes receivable from participants	Interest rates ranging from 4.25% to 10.50% with maturities through April 2051.		1,731,578
	Total			$134,358,071

	* Indicates a party in interest
	** Not applicable as the Plan does not have non-participant directed accounts

	See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm — Ennis, Pellum & Associates, PLLC

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Dream Finders Homes 401(k) Plan

Date:	June 11, 2026	/s/ L. Anabel Ramsay
L. Anabel Ramsay
Senior Vice President and Chief Financial Officer